EXHIBIT 99.1

Brookfield Infrastructure Reports Third Quarter 2017 Results

Brookfield, News, Nov. 03, 2017 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE:BIP) (TSX:BIP.UN) today announced its results for the third quarter ended September 30, 2017.

	Three Months Ended September 30		Nine Months Ended September 30
US$ millions (except per unit amounts), unaudited	2017	2016	2017	2016
Net income[1]	$11	$78	$32	$312
– per unit[2,3]	$(0.04)	$0.16	$(0.13)	$0.73
FFO[4]	$301	$235	$857	$699
– per unit[5]	$0.81	$0.68	$2.32	$2.02

Brookfield Infrastructure reported net income for the quarter of $11 million (a loss of $0.04 per unit) compared to net income of $78 million ($0.16 per unit) in the prior year. While net income was higher across all of our operating segments compared to 2016, these results were offset by the impact of non-cash movements relating to foreign currency hedges. The prior period also included a non-recurring gain of $92 million recorded in our ports business.

FFO of $301 million increased by 28% compared to the prior year driven by contribution from the recent acquisition of our regulated gas transmission business in Brazil and strong organic growth. Our payout ratio6 for the period was 65%, which remains within our target range of 60-70%.

“FFO per unit continues to grow as we progress through the second half of the year, up 19% since last year,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “A strong global economy is fueling the need for ongoing infrastructure capital, and we are well-positioned to participate through our capital backlog and new investment opportunities.”

Segment Performance

The utilities segment generated FFO of $170 million, representing a step-change increase over the prior year. Results benefitted from a sizable contribution from our newly acquired Brazilian regulated gas transmission operations, additions to rate base and upward inflation adjustments. These results were modestly offset by the impact of the sale of our Canadian electricity transmission asset last year.

The transport segment posted solid results and delivered FFO of $136 million for the third quarter, an increase of 21% compared to the prior year. Results for this segment reflected substantial volume growth, particularly in the toll road business.

The energy segment generated FFO of $48 million in the third quarter, or 20% higher compared to the prior year. Results reflect the growing contribution from our North American gas transmission business. This business is reporting stronger results due to higher gas transport volumes, new contracts and reduced leverage levels. Our district energy operations also performed well, while the gas storage business had weaker results due to lower gas spreads compared to the prior year.

Our communications infrastructure operations in France generated FFO of $19 million in the quarter, which is consistent with the prior year.  Results in local currency terms were higher by 8%, primarily reflecting additional contribution from growth projects.

	Three Months Ended September 30		Nine Months Ended September 30
US$ millions, unaudited	2017	2016	2017	2016
FFO by segment
Utilities	$170	$102	$438	$302
Transport	136	112	393	308
Energy	48	40	153	123
Communications Infrastructure	19	19	57	57
Corporate and other	(72)	(38)	(184)	(91)
FFO	$301	$235	$857	$699

Update on Strategic Initiatives

  Indian toll road portfolio – In August, we agreed to acquire two high-quality, well-located roads in southern India for $100 million (BIP’s share). These roads are in the advanced stages of construction and are therefore partially tolling, with full commissioning expected in early 2018. This acquisition is a tuck-in to our existing portfolio of Indian toll roads, bringing BIP’s total road portfolio in this country to over 600 kilometres.

  Indian telecom business – Our agreement to acquire the previously announced $200 million investment (BIP’s share) in a portfolio of over 40,000 towers from Reliance Telecom was conditional on, among other standard conditions, the merger of Reliance Communications with Aircel. The merger will not proceed and therefore our transaction as previously announced will not proceed either. However, we continue to monitor the evolving situation to determine if revised terms can be agreed upon.

  We remain patient in pursuing this and several other potential opportunities in this sector. In particular, we are evaluating a number of tower portfolios in the hopes of developing a scalable presence in India.

  Peruvian water utility – Closing the acquisition of a Peruvian water irrigation system for an investment of approximately $15 million (BIP’s share) remains ongoing following receipt of customary regulatory approvals.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.435 per unit, payable on or about December 29, 2017 to unitholders of record as at the close of business on November 30, 2017. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5 and Series 7 have also been declared.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2017 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on November 3, 2017 at 9:00 a.m. Eastern Time at http://services.choruscall.ca/links/bip20171103.html or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Access code: 1690).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, limited partners and the general partner.
2. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2017 was 262.6 million and 260.6 million, respectively (2016 – 243.4 million and 243.3 million, respectively).
3. Loss per LP unit as allocation of net income is reduced by preferred unit and incentive distributions paid during the period.
4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available below.
5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine-month periods ended September 30, 2017 was 373.9 million and 371.0 million, respectively (2016 – 345.3 million and 345.2 million, respectively).
6. Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept 30, 2017	Dec 31, 2016

Assets
Cash and cash equivalents	$492	$786
Financial assets	221	92
Property, plant and equipment	9,434	8,656
Intangible assets	10,091	4,465
Investments in associates	5,085	4,727
Investment properties	168	154
Deferred income taxes and other	3,275	2,376
Assets classified as held for sale	7	19
Total assets	$28,773	$21,275

Liabilities and partnership capital
Corporate borrowings	$1,716	$1,002
Non-recourse borrowings	7,931	7,324
Financial liabilities	1,404	381
Deferred income taxes and other	4,227	2,924
Total liabilities	15,278	11,631

Partnership capital
Limited partners	4,926	4,611
General partner	26	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,995	1,860
Interest of others in operating subsidiaries	5,953	2,771
Preferred unitholders	595	375
Total partnership capital	13,495	9,644
Total liabilities and partnership capital	$28,773	$21,275

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results

	For the three-month period ended Sept 30,		For the nine-month period ended Sept 30,
US$ millions (except per unit information), unaudited	2017	2016	2017	2016

Revenues	$961	$522	$2,551	$1,438
Direct operating costs	(394)	(267)	(1,110)	(667)
General and administrative expenses	(63)	(45)	(173)	(122)
Depreciation and amortization expense	(215)	(126)	(541)	(334)
	289	84	727	315
Interest expense	(114)	(98)	(315)	(294)
Share of earnings from associates	24	32	83	142
Revaluation (losses) gains on hedging items	(18)	(39)	(84)	1
Other income	—	109	19	171
Income before income tax	181	88	430	335
Income tax (expense) recovery
Current	(17)	(8)	(67)	(20)
Deferred	(13)	23	(31)	35
Net income	151	103	332	350
Non-controlling interest of others in operating subsidiaries	(140)	(25)	(300)	(38)
Net income attributable to partnership	$11	$78	$32	$312

Attributable to:
Limited partners	(11)	40	(35)	177
General partner	28	22	84	62
Non-controlling interest – redeemable partnership units held by Brookfield	(6)	16	(17)	73
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.04)	$0.16	$(0.13)	$0.73
1. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2017 were 262.6 million and 260.6 million, respectively (2016 – 243.4 million and 243.3 million, respectively).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three-month period ended Sept 30,		For the nine-month period ended Sept 30,
	2017	2016	2017	2016

Operating Activities
Net income	$151	103	$332	$350
Adjusted for the following items:
Share of earnings from associates, net of distributions	(20)	(20)	(41)	(110)
Depreciation and amortization expense	215	126	541	334
Market-to-market on hedging items, provisions and other	27	66	102	34
Deferred tax expense (recovery)	13	(23)	31	(35)
Change in non-cash working capital, net	(11)	91	7	91
Cash from operating activities	375	343	972	664

Investing Activities
Investments, net of disposals:
Operating assets	—	(219)	(4,203)	(412)
Associates	(33)	(212)	(351)	(716)
Long-lived assets	(164)	(173)	(474)	(465)
Financial assets	(64)	436	(88)	429
Net settlements of foreign exchange contracts	(3)	79	(43)	109
Cash used by investing activities	(264)	(89)	(5,159)	(1,055)

Financing Activities
Distributions to limited and general partners	(196)	(160)	(586)	(466)
Net borrowings:
Corporate	(703)	(713)	608	85
Subsidiary	65	109	274	164
Other	—	—	—	(38)
Issuance of preferred units	—	186	220	186
Issuance of partnership units, net of repurchases	977	8	988	13
Capital provided by non-controlling interest, net of distributions	(243)	383	2,372	684
Cash (used by) from financing activities	(100)	(187)	3,876	628

Cash and cash equivalents
Change during the period	$11	$67	$(311)	$237
Impact of foreign exchange on cash	13	(4)	17	5
Balance, beginning of period	468	378	786	199
Balance, end of period	$492	$441	$492	$441

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations

	For the three-month period ended Sept 30,		For the nine-month period ended Sept 30,
US$ millions, unaudited	2017	2016	2017	2016

Adjusted EBITDA
Utilities	$200	$131	$533	$399
Transport	179	162	515	441
Energy	62	64	211	202
Communications Infrastructure	23	23	68	67
Corporate and other	(63)	(45)	(173)	(122)
Total	401	335	1,154	987

Financing costs	(108)	(116)	(328)	(344)
Other income	8	16	31	56
Funds from operations (FFO)	301	235	857	699

Depreciation and amortization	(195)	(158)	(539)	(448)
Deferred taxes and other items	(95)	1	(286)	61
Net income attributable to the partnership	$11	$78	$32	$312

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results above, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per unit

	For the three-month period ended Sept 30,		For the nine-month period ended Sept 30,
US$, unaudited	2017	2016	2017	2016

(Loss) earnings per limited partnership unit[1]	$(0.04)	$0.16	$(0.13)	$0.73
Add back or deduct the following:
Depreciation and amortization	0.52	0.46	1.45	1.30
Deferred taxes and other items	0.33	0.06	1.00	(0.01)
FFO per unit[2]	$0.81	$0.68	$2.32	$2.02
1. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2017 were 262.6 million and 260.6 million, respectively (2016 – 243.4 million and 243.3 million, respectively).
2. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine-month periods ended September 30, 2017 were 373.9 million and 371.0 million, respectively (2016 – 345.3 million and 345.2 million, respectively).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results above, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P. Statements of Partnership Capital

	As of
US$ millions, unaudited	Sept 30, 2017	Dec 31, 2016

Assets
Operating groups
Utilities	$3,168	$1,807
Transport	3,841	3,549
Energy	1,775	1,564
Communications Infrastructure	567	541
Corporate cash and financial assets	250	549
	$9,601	$8,010

Liabilities
Corporate borrowings	$1,716	$1,002
Other liabilities	938	510
	2,654	1,512
Capitalization
Partnership capital	6,947	6,498
	$9,601	$8,010

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from Brookfield Infrastructure’s Consolidated Statements of Financial Position above, which is prepared in accordance with IFRS. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's financial position.